UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13D-2(a)

Under the Securities Exchange Act of 1934

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2017, March 31, 2017,

June 22, 2018, February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT; and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN STEEL Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN C&S Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%**

14.	Type of Reporting Person (See Instructions) IN

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,394,346*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,394,346*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,394,346*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%**

14.	Type of Reporting Person (See Instructions) IN

* Consists of: (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT and held indirectly by ILJIN C&S, of which Mr. Huh is the 100% sole owner; (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; and (iii) 1,621,271 Common Shares held by ILJIN Steel, of which Mr. Huh is the majority shareholder.

** Based on: (i) 91,636,000 Common Shares issued and outstanding as of March 19, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

Item 1. Securities and Issuer

This statement relates to shares of the Common Stock, no par value (the “Common Shares”), of Aurinia Pharmaceuticals Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is #1203-4464 Markham Street, Victoria, BC A1 V8Z 7X8.

Item 2. Identity and Background

(a)                                 Pursuant to Rule 13d-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under Section 13 of the Act, this statement is being filed jointly by the following:

(i) ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”);

(ii) ILJIN Semiconductor Co., Ltd. (“ILJIN SM”);

(iii) ILJIN Steel Co., Ltd. (“ILJIN Steel”);

(iv) ILJIN C&S Co. Ltd (“ILJIN C&S”);

(v) Sae Kyoung Huh; and

(vi) Chin Kyu Huh.

Each of ILJIN SNT, ILJIN SM, ILJIN Steel, ILJIN C&S, Ms. Huh and Mr. Huh are referred to individually as a “Reporting Person,” and collectively as the “Reporting Persons”.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s coversheet and in Item 5 below.  Mr. Huh disclaims beneficial ownership of the shares owned by ILJIN SM and by Ms. Huh, his adult daughter who owns a majority of the issued and outstanding common shares of ILJIN SM and is the chief executive officer of ILJIN SM, but does not live in Mr. Huh’s household.  Ms. Huh disclaims beneficial ownership of the shares owned by Mr. Huh, ILJIN SNT, ILJIN Steel and ILJIN C&S.  Mr. Huh is the direct owner of 100% of the issued and outstanding common shares of ILJIN C&S, the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT and the owner of a majority of the issued and outstanding shares of ILJIN Steel.  Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT, ILJIN C&S and ILJIN Steel.  Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares held by ILJIN SNT and ILJIN Steel.

(b)                                 The principal business address of each of the Reporting Persons is (Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea.

(c)                                  ILJIN SM is principally engaged in the business of manufacturing, trading and real estate.

ILJIN C&S is acting as a holding company.

ILJIN Steel is principally engaged in the manufacturing and trading business.

Mr. Huh’s principal occupation is serving as the Chairman and CEO of ILJIN C&S and is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT and ILJIN Steel. Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT and ILJIN Steel.

The name, citizenship, present principal occupation or employment and name, principal business address of any corporation or other organization in which such employment is conducted of each director and executive officer of ILJIN SNT, ILJIN C&S, ILJIN SM and ILJIN Steel are set forth in Schedule A attached hereto.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   ILJIN SNT is a private limited company organized under laws of South Korea.

ILJIN SM is a corporation organized under the laws of South Korea.

ILJIN C&S is a corporation organized under the laws of South Korea.

ILJIN Steel is a corporation organized under the laws of South Korea.

Ms. Huh is a South Korean citizen.

Mr. Huh is a South Korean citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to a stock purchase agreement between ILJIN SNT, ILJIN SM and ILJIN Steel dated March 31, 2017, ILJIN SM acquired 811,111 Common Shares and warrants to purchase 88,888 Common Shares from ILJIN SNT at a price of 6,168 Korean Won per share. The source used to make the purchases were funds available to ILJIN SM from cash on hand.

On March 31, 2017, ILJIN Steel acquired 1,621,271 Common Shares from ILJIN SNT at a price of 6,168 Korean Won per share. The source used to make the purchases were funds available to ILJIN Steel from cash on hand.

On June 22, 2018, ILJIN SM exercised 88,888 warrants to purchase Common Shares at an exercise price of CAD2.50 per warrant and obtained 88,888 Common Shares of the Issuer, bringing its overall ownership of Common Shares to 988,887 Common Shares.  The source used to exercise the warrants were funds available to ILJIN SM from cash on hand.

On June 22, 2018, ILJIN SNT exercised 593,220 warrants to purchase Common Shares at an exercise price of CAD2.50 per warrant and obtained 593,220 Common Shares of the Issuer.  The source used to exercise the warrants were funds available to ILJIN SNT from cash on hand.

On February 14, 2019, ILJIN SNT exercised warrants to purchase Common Shares at an exercise price of US$3.2204 per warrant and obtained 145,533 Common Shares. The source used to exercise the warrants was funds available to ILJIN SNT from cash on hand.

Item 4.   Purpose of Transaction

The Reporting Persons originally acquired the Common Shares and the warrants for investment purposes.

From time to time, the Reporting Persons have held and may hold discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of any such discussions, the Issuer’s financial position and business strategy, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may consider from time to time various alternative courses of action to increase shareholder value.  The Reporting Persons are now seriously considering whether to pursue the acquisition of additional Common Shares, warrants or other securities of the Issuer through open market transactions, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, and whether to nominate new directors to the Board of Directors of the Issuer.  There can be no assurances that any Reporting Person will pursue or consummate any of these transactions.  Any such transaction referred to in this paragraph would be made in compliance with all applicable laws and regulations.

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposals for business combinations or otherwise selling some or all of their Common Shares, engaging in any hedging or similar transactions with respect to the Common Shares, taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, submitting shareholder proposals regarding amendments to the Issuer’s charter or other policies, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D in compliance with all applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

(a) – (b)     The aggregate number of Common Shares beneficially owned by ILJIN SNT as of the date hereof is 11,773,075.  This consists of (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT; and (ii)

666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

The aggregate number of Common Shares beneficially owned by ILJIN C&S as of the date hereof is 11,773,075.  This consists of (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT; and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

The aggregate number of Common Shares beneficially owned by ILJIN SM as of the date hereof is 988,887.

The aggregate number of Common Shares beneficially owned by ILJIN Steel as of the date hereof is 1,621,271.

The aggregate number of Common Shares beneficially owned by Mr. Huh as of the date hereof is 13,394,346.  This consists of (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT; (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; and (iii) 1,621,271 Common Shares of the Issuer held by ILJIN Steel. Mr. Huh is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is responsible for voting and dispositive decisions of ILJIN SNT and ILJIN Steel. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares and warrants held by ILJIN SNT and ILJIN Steel. Mr. Huh does not directly own any Common Shares or warrants of the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares or Warrants.

(c)                                  The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have effected the following transactions in Common Shares, including transactions within the last 60 days, which have not been previously reported:

ILJIN SNT

Date	No. of Shares Acquired	No. of Shares Sold	Price Per Share	Where Transaction Effected
3/31/2017	—	811,111	6,168 Korean Won per share	Private
3/31/2017	—	1,621,271	6,168 Korean Won per share	Private
6/22/2018	593,220	—	CAD2.5 per warrant	Private
2/14/2019	145,533	—	US$3.2204 per warrant	Private

ILJIN SM

Date	No. of Shares Acquired	No. of Shares Sold	Price Per Share	Where Transaction Effected
3/31/2017	811,111	—	6,168 Korean Won per share	Private
6/22/2018	88,888	—	CAD2.5 per warrant	Private

ILJIN Steel

Date	No. of Shares Acquired	No. of Shares Sold	Price Per Share	Where Transaction Effected
3/31/2017	1,621,271	—	6,168 Korean Won per share	Private

(d)                                 To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or warrants beneficially owned by the Reporting Persons.

(f)                                   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.         Material to be Filed as Exhibits

Exhibit

99.1                        Joint Filing Agreement, dated as of April 8, 2019, by and among ILJIN SNT Co., Ltd., ILJIN Semiconductor Co., Ltd., ILJIN Steel Co., Ltd., ILJIN C&S Co. Let., Sae Kyoung Huh and Chin Kyu Huh.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2019

ILJIN SNT CO., LTD.

By:	/s/ Woo Young Choi
Name: Woo Young Choi
Title: Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

By:	/s/ Woo Young Choi
Name: Woo Young Choi
Title: Authorized Signatory

ILJIN STEEL CO., LTD.

By:	/s/ Woo Young Choi
Name: Woo Young Choi
Title: Authorized Signatory

ILJIN C&S CO. LTD.

By:	/s/ Woo Young Choi
Name: Woo Young Choi
Title: Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of the Reporting Persons.

Name	Reporting Person	Citizenship	Principal Occupation	Business Address

Sae Kyoung Huh	ILJIN C&S ILJIN SM	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Young Wha Kim	ILJIN C&S ILJIN SNT ILJIN SM ILJIN Steel	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Dong Wha Lee	ILJIN C&S	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Yong Ho Lim	ILJIN C&S	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Wooyoung Choi	ILJIN SNT	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Shin Il Lee	ILJIN SNT	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Hee Tae Kim	ILJIN SNT	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

In Ho Shim	ILJIN SM	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Kyo Jin Lee	ILJIN Steel	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Young Ho Lee	ILJIN Steel	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

Kyoung Hyun Sung	ILJIN Steel	South Korea	Business Person	ILJIN Building, 45 Mapo-Gu, Seoul, 04167, Korea

EXHIBIT INDEX

99.1                        Joint Filing Agreement, dated as of April 8, 2019, by and among ILJIN SNT Co., Ltd., ILJIN Semiconductor Co., Ltd., ILJIN Steel Co., Ltd., ILJIN C&S Co. Ltd., Sae Kyoung Huh and Chin Kyu Huh.